

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Via E-mail
Mr. Mark L. Baum
Chief Executive Officer
Harrow Health, Inc.
102 Woodmont Blvd., Suite 610
Nashville, TN 37205

Re: Harrow Health, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Commercial Alliance Agreement
Filed November 9, 2020
File No. 001-35814

Dear Mr. Baum:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance